Stacie S. Aarestad
617.239.0314
fax 617.316.8245
saarestad@eapdlaw.com
April 23, 2007
BY FAX: (202) 772-9205
AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn:		Larry Spirgel
Assistant Director

	Re:	Lamar Advertising Company
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 0-30242
Dear Mr. Spirgel
     On behalf of Lamar Advertising Company (“Lamar” or the “Company”) we submit this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated April 3, 2007, relating to Form 10-K of the Company for the year ended December 31, 2006 (the “Form 10-K”). Set forth below is the Staff’s comment followed by the Company’s response. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.
Form 10-K — December 31, 2006
Comment:
     We note your disclosure regarding your adoption of Staff Accounting Bulletin No. 108, Considering the Effects of Prior Years Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). We further note that, pursuant to SAB 108, you corrected errors in your accounting for logo sign depreciation by recording a non-cash offsetting cumulative effect adjustment of $4,813,000 within stockholders’ equity.

Larry Spirgel
April 23, 2007

     The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate
     Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.
Response:
     The Company adjusted its beginning accumulated deficit for fiscal 2006 related to a misstatement in the historical depreciation of logo signs related to its state logo sign contracts. The Company had historically depreciated its logo signs over a 15 year life. In a majority of cases the 15 year life was consistent with the contract term, including renewals, if applicable. Some of the state logo sign contracts, however, have a contractual life of less than 15 years, including renewals, if any. As a result, the Company recorded an adjustment to its beginning accumulated deficit of $4,813,000 net of tax.
     In assessing the materiality of the adjustment, the Company considered various quantitative factors, including the percent deviation, the absolute change to the related account, and the effect on earnings and operating income. In this instance, the Company determined that the most relevant quantitative factors were the effect on depreciation and amortization expense, operating income, net income applicable to common shareholders and earnings per share. As set forth in the tables below, the effect of the misstatement was clearly immaterial in a quantitative analysis in all periods with the exception of the percentage deviation of net income to common shareholders and diluted earnings per share in the year ended December 31, 2004. In assessing the significance of this deviation, the Company noted that the absolute amount of the change was in line with the other periods but resulted in a larger percentage deviation due to the fact that the Company was transitioning from net losses to net income at the time, resulting in an exceptionally low and potentially anomalous quantitative benchmark. The Company viewed the percentage deviation of net income to common shareholders and diluted earnings per share in 2004 in the context of the surrounding periods. The Company also put more relative weight on the deviation with respect to operating income, which is a financial metric heavily focused on by the Company and its investors. The Company also noted that the adjustment had no effect on cash flows from operations or EBITDA, which are also metrics that the Company and its investors use to evaluate the Company's performance.

Larry Spirgel
April 23, 2007

     The following tables set forth the effect of the adjustment in each of the fiscal years ended December 31, 2005, 2004, 2003 and 2002 (dollars in thousands, except per share data).

	2005	2005	Increase
	as reported	Adjusted	(decrease)	% change
Depreciation and Amortization	$290,089	$292,597	$2,508	0.9%
Operating income	166,820	164,312	(2,508)	-1.5%
Net income applicable to common shareholders	41,414	39,874	(1,540)	-3.7%
Earnings per share-diluted	0.39	0.38	(0.01)	-3.7%

	2004	2004	Increase
	as reported	adjusted	(decrease)	% change

Depreciation and Amortization	$294,056	$295,870	$1,814	0.6%
Operating Income	100,044	98,230	(1,814)	-1.8%
Net income applicable to common shareholders	12,790	11,676	(1,114)	-8.7%
Earnings per share-diluted	0.12	0.11	(0.01)	-8.7%

	2003	2003	Increase
	as reported	adjusted	(decrease)	% change

Depreciation and Amortization	$284,947	$286,254	$1,307	0.5%
Operating Income	63,601	62,294	(1,307)	-2.1%
Net income applicable to common shareholders	(40,120)	(40,922)	(802)	-2.0%
Earnings per share-diluted	(0.39)	(0.40)	(0.01)	-2.0%

	2002	2002	Increase
	as reported	adjusted	(decrease)	% change

Depreciation and Amortization	$271,832	$272,508	$676	0.2%
Operating Income	62,232	61,556	(676)	-1.1%
Net income applicable to common shareholders	(36,693)	(37,108)	(415)	-1.1%
Earnings per share-diluted	(0.36)	(0.37)	(0.01)	-1.1%
     In addition to the quantitative analysis described above, the Company also considered various qualitative factors in assessing the materiality of the adjustment. These factors include the fact that the adjustment did not change net income to net loss in any period presented and did not involve an unlawful act. The adjustment also had no impact on the Company’s continued compliance with its lenders or other regulatory agencies. The Company also considered whether the adjustment would be misleading to investors and it determined that the adjustment was too minor to be significant to a reader of its financial statements. The Company also noted that since the adjustment relates to depreciation and amortization expense, any change has no impact on management’s compensation in any of the subject years.
     In consideration of these qualitative and quantitative factors, the Company concluded that the impact in all periods (including 2004) was not material.

Larry Spirgel
April 23, 2007

* * *
     In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require any additional information concerning the Form 10-K, please call me at (617) 239-0314.
     Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	Kevin P. Reilly, Jr.
Keith Istre
Claire DeLabar
Terry French